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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Trans-India Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

893237107

(CUSIP Number)

February 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 893237107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Marillion Pharmaceuticals India Pvt. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

India

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

813,331
7. Sole Dispositive Power

0
8. Shared Dispositive Power

813,331

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

813,331
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.7%
12.	Type of Reporting Person (See Instructions)

CO

Page 2 of 5 pages

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Marillion Pharmaceuticals India Pvt. Ltd., a corporation registered under the Indian Companies Act 1956 (the “Reporting Person”), relating to shares of common stock, $0.0001 par value (the “Common Stock”), of Trans-India Acquisition Corporation, a Delaware corporation (the “Issuer”).

Item 1.	(a)	Name of Issuer

Trans-India Acquisition Corporation

	(b)	Address of Issuer’s Principal Executive Offices

300 South Wacker Drive, Suite 1000 Chicago, IL 60606

Item 2.	(a)	Name of Person Filing

Marillion Pharmaceuticals India Pvt. Ltd.

	(b)	Address of Principal Business Office or, if none, Residence

20B, ASCI College Park, Road No. 3, Banjara Hills Hyberbad 500 034 India

	(c)	Place of Organization

India

	(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number

893237107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

813,331

(b) Percent of class:

5.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

813,331

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

813,331

Item 5.	Ownership of Five Percent or Less of a Class

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Sarath Naru indirectly controls the Reporting Person and has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable.

Item 8.	Identification and Classification of Members of the Group

Inapplicable.

Item 9.	Notice of Dissolution of Group

Inapplicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2007

MARILLION PHARMACEUTICALS INDIA PVT. LTD.

By:	/s/ Ramesh Alur
Name:	Ramesh Alur
Title:	Authorized Officer

Page 5 of 5 pages